Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

September 27, 2023

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention:             Lisa N. Larkin, Senior Counsel

Re:	Crescent Private Credit Income Corp.

File Nos. 333-268622 and 814-01599

Dear Ms. Larkin:

This letter is sent on behalf of Crescent Private Credit Income Corp. (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) communicated via teleconference to Monica J. Shilling of Kirkland & Ellis LLP on September 21, 2023 regarding Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).

Please note that the Fund today filed with the Commission Pre-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement reflecting, among other things, the response to the Staff’s comment set forth below.

For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to the Fund’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Page 59 — The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our common stockholders. Additionally, investors may not be aware of the price per share they will receive because prices may be based on a NAV that is not yet available.

1. Comment: Please remove the following risk factor header and corresponding disclosure: “The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our common stockholders. Additionally, investors may not be aware of the price per share they will receive because prices may be based on a NAV that is not yet available.”

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Securities and Exchange Commission

September 27, 2023

Response: The Fund has removed the entirety of the risk factor header and corresponding disclosure, as requested by the Staff and as set forth below.

“The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our common stockholders. Additionally, investors may not be aware of the price per share they will receive because prices may be based on a NAV that is not yet available.

In the event a stockholder chooses to participate in our share repurchase program, the stockholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. Although a stockholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a stockholder seeks to sell shares to us as part of our periodic share repurchase program, the stockholder will be required to do so without knowledge of what the repurchase price of our Common Shares will be on the repurchase date.”

* * * *

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc: Via E-mail
Nicole M. Runyan, P.C., Kirkland & Ellis LLP H. Thomas Felix, Kirkland & Ellis LLP Lisa Nosal, Kirkland & Ellis LLP George Hawley, Crescent Private Credit Income Corp.